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                                  EXHIBIT 12.0



































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                    AFLAC INCORPORATED AND SUBSIDIARIES
                     Ratio of Earnings to Fixed Charges



(In thousands)                      Three Months Ended    Six Months Ended
                                         June 30,             June 30,
                                      2000      1999       2000      1999
                                    --------  --------   --------  --------

Fixed charges:
  Interest expense                  $  4,772  $  4,576   $  9,638  $  8,184
  Rental expense deemed interest         142       124        275       244
                                     -------   -------    -------   -------
    Total fixed charges             $  4,914  $  4,700   $  9,913  $  8,428
                                     =======   =======    =======   =======

Earnings before income tax          $259,410  $196,694   $502,675  $399,591
Add back:
  Fixed charges                        4,914     4,700      9,913     8,428
                                     -------   -------    -------   -------
    Total earnings before income
     tax and fixed charges           264,324   201,394    512,588   408,019

Adjustments:
  Realized (gains)/losses             91,352     4,729     93,808     9,319
  Release of retirement liability   (101,225)        -   (101,225)        -
                                     -------   -------    -------   -------
    Total earnings before income
     tax and fixed charges as
     adjusted                       $254,451  $206,123   $505,171  $417,338
                                     =======   =======    =======   =======


    Earnings before income taxes
     and fixed charges                 53.8x     42.8x      51.7x     48.4x

    Earnings before income taxes
     and fixed charges, as adjusted    51.8x     43.9x      51.0x     49.5x